EXHIBIT (21)

                           SUBSIDIARIES OF THE COMPANY

     The Company has one subsidiary, High Country Bank, a commercial bank organized under the laws of North Carolina. High Country Bank has one subsidiary, High Country Securities, Inc., a North Carolina corporation, which provides brokerage services to Bank customers and the public.


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